May 3, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Schuman, Branch Chief — Legal

RE:

Park City Group, Inc.

Registration Statement on Form S-3

Filed April 15, 2013

File No. 333-187902

Dear Mr. Schuman:

We thank you for your comment letter dated April 23, 2013 (the “Comment Letter”) addressed to Park City Group, Inc. (the “Company”). The following is in response to the Staff’s inquiries in the Comment Letter regarding the Registration Statement on Form S-3 (the “Registration Statement”), filed by the Company on April 15, 2013. Each comment is included below in bold, and is numbered to correspond to the numbered paragraphs in the Comment Letter. The Company’s response immediately follows each comment.

Contemporaneously with the filing of this letter, the Company is filing a pre-effective amendment to the Registration Statement in response to the Staff’s comments (the “Amendment”).

Selling Stockholders, page 11

1.

With regard to the shares of your common stock being offered by Alpha Capital Anstalt, Osher Capital Partners Ltd., Brio Capital Master Fund, and Dawson James Securities, Inc., please revise to clearly identify the natural person or persons that have voting and dispositive power over such shares.

Response.

In response to Staff’s comment, the Amendment contains additional disclosure to clearly identify the natural persons that have voting and dispositive power over the shares offered by Alpha Capital Anstalt, Osher Capital Partners Ltd., Brio Capital Master Fund, and Dawson James Securities, Inc.

Incorporation of Certain Information by Reference, page 19

2.

Please revise so that your document specifically incorporates by reference all reports pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your latest fiscal year for which a Form 10-K was required to be filed. See Item 12(a)(2) of Form S-3. In this regard, we note that you have not incorporated by reference your current report on Form 8-K filed February 6, 2013. It also appears that the Form 8-K that you list as having been filed on April 3, 2013 was filed on April 1, 2013.

Response.

In response to Staff’s comments, the Amendment specifically incorporates the following by reference: (i) all reports filed by the Company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since June 30, 2012, the end of the latest fiscal year for which a Form 10-K was required to be filed by the Company; and (ii) all documents the Company subsequently files with the Securities and Exchange Commission (“SEC”) pursuant to Sections 13(a), 13(c), 14 or 15 (d) of the Exchange Act prior to the termination of the offering.

3.

Please revise your statement to state that you are incorporating by reference all documents subsequently filed with the SEC by the company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering rather than “prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisteres all securities then remaining unsold.”

Response.

Please see the Company’s response to Comment No. 2 above.

Undertakings, Page II-7

4.

Please revise to only include the undertakings required by Item 512 of Regulation S-K that apply to the transaction you are registering in this filing. Specifically, it is unclear why you have included the undertaking relating to the Rule 430A, Rule 430B and the initial distribution of securities rather than the undertaking related to Rule 430C. Please revise or explain.

Response.

In response to Staff’s comment, the Amendment includes the undertaking relating to Rule 430C in the Amendment, pursuant to Item 512(a)(5)(ii) of Regulation S-K.

Exhibits

5.

We note that you have not filed as exhibits the purchase agreement, the registration rights agreement and the form of warrant related to the shares being offered in the registration statement. Please file or incorporate these documents by reference. See Item 601(b)(4) of Regulation S-K.

Response.

These documents were filed as exhibits to the Current Report on Form 8-K, filed with the SEC on March 15, 2013. The Company will specifically incorporate each of these documents by reference in the Amendment, as well as a form of Subscription Agreement, as used by certain selling stockholders included in the Registration Statement.

We hereby acknowledge that the Company is responsible for the adequacy of the disclosure in the Amendment; Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to the Amendment; and the Company may not assert comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

If you have any questions or would like to discuss the responses, please contact the undersigned at (435) 645-2000.

Very truly yours,

/s/  Edward L. Clissold

Edward L. Clissold

Chief Financial Officer,

Secretary and General Counsel

Park City Group, Inc.

cc:

Daniel W. Rumsey

Managing Partner

Disclosure Law Group, LLP